SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

	Six Months Ended June 30,		Year Ended December 31,
(In thousands)	2012	2011	2011	2010	2009	2008		2007
Fixed charges:
Interest expense, excluding floor plan interest	$32,181	$36,200	$71,255	$79,032	$92,897	$72,417		$47,330
Capitalized interest	162	1,422	2,290	2,330	702	1,543		2,463
Rent expense (interest factor)	13,823	15,343	29,771	30,738	31,290	31,380		31,753

Total fixed charges	46,166	52,965	103,316	112,100	124,889	105,340		81,546
Income from continuing operations before income taxes and cumulative effect of change in accounting principle
	70,355	62,826	125,101	78,042	27,655	(756,917)		169,404
Add: Fixed charges	46,166	52,965	103,316	112,100	124,889	105,340		81,546
Less: Capitalized interest	(162)	(1,422)	(2,290)	(2,330)	(702)	(1,543)		(2,463)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$116,359	$114,369	$226,127	$187,812	$151,842	$(653,120)		$248,487

Ratio of earnings to fixed charges	2.5 x	2.2 x	2.2 x	1.7 x	1.2 x	$(758,460	) (1)	3.0 x

(1)	Reflects deficiency of earnings available to cover fixed charges for the year ended December 31, 2008. Because of this deficiency, ratio information is not provided.